033 Putnam American Government Income Fund
3/31/10

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)
Class A	$15,704
Class B	    352
Class C	    295

72DD2 (000s omitted)
Class M       $59
Class R   	     26
Class Y   	    248

73A1
Class A   $0.237
Class B   0.199
Class C   0.199

73A2
Class M   $0.225
Class R   0.226
Class Y   0.249


74U1 (000s omitted)
Class A	65,859
Class B	 1,660
Class C    1,619

74U2 (000s omitted)
Class M      257
Class R      174
Class Y    1,143

74V1
Class A	$10.16
Class B	 10.09
Class C	 10.13

74V2
Class M	$10.22
Class R    10.17
Class Y    10.15


Item 61
Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B
Additional Information About Errors and Omissions Policy Item

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.


74P

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman Brothers Special
Financing, Inc. (LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers
Holdings, Inc. On September 26, 2008, the fund entered into a receivable purchase agreement (Agreement) with another registered investment company (the Seller) managed by Putnam Management. Under the Agreement, the Seller sold to the fund the right to receive, in the aggregate, $1,080,163 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The
Receivable will be off set against the funds net payable to LBSF of $28,329,117 and is included in the Statement of assets and liabilities in Payable for investments purchased. Future payments under the Agreement are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities.
All remaining payments under the Agreement will be recorded as realized gain or loss. The funds net payable to LBSF was calculated in accordance with the funds master contract with LBSF. The fund has accrued interest on the net payable, which is included in the Statement of operations in Interest expense. Putnam Management currently is in discussions with LBSF regarding resolution of amounts payable to LBSF. Amounts recorded are estimates and final payments may differ from these estimates by a material amount.